

March 28, 2011

Robert L. Waligunda
President and Director
Deca Investments, Inc.
206 Amberleigh Drive
Pennington, NJ 08534
Lake Hopatcong, NJ 07849

>   **Re: Deca Investments, Inc.**
>   **Amendment No. 1 to Form 10-12g**
>   **Filed March 15, 2011**
>   **File No. 000-54262**

Dear Mr. Waligunda:

We have reviewed your amended filing and response letter each dated March 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your disclosure throughout the filing, including on page F-7, to reflect your correct inception date of February 6, 2007.

Item 1. Description of Business

B. Business of Issuer, page 2

2. We note the additional disclosure included in response to our prior comment 9. Please revise your disclosure to provide a concise and meaningful summary of your proposed due diligence review. The additional disclosure, as it currently reads, does not serve to provide a potential investor with meaningful insight into the diligence review you will conduct or particular areas on which you will focus your review.

3. Please provide further context to your statement "As of this date, an engagement letter has not been signed with any third parties."

Item 2. Management's Discussion and Analysis or Plan of Operation, page 7

4. You disclose that no expenses have been incurred as of January 20, 2011. Please update your disclosure to report expenses incurred as of January 31, 2011 and describe whether such expenses were paid by the company or by the directors or officers directly. Further, please reconcile this disclosure with your statements on page 16 that "The Company has incurred expenses for legal, accounting and preparation in relation to this filing. These expenses have been paid by Management."

5. Please reconcile your disclosure on page 7 that "officers and directors have $75,000 in capital reserves which they will utilize to engage third party consultants to assist in the identification of potential business opportunities and/or combinations" with your disclosure on page 8 that the company has "no working capital."

Risk Factors

"There may be conflicts of interest between our management and our non-management stockholders…" page 8

6. In response to our prior comment 19, you state, "William Wilson and Anthony Ferrentino are members of the management team of Trident Acquisitions, Inc., a Nevada corporation. At the present time they are both doing due diligence in seeking qualified candidates for mergers and/or acquisitions, but presently have not identified any potential target companies." Please revise your disclosure to
   - Disclose this information in the filing; and
   - Address the potential conflicts of interest that may arise from having a similar management team as Trident Acquisitions, Inc., which appears to have the same business plans as you.

"Our Auditor has expressed doubt about our ability to continue our business…" page 9

7. We have reviewed your response to prior comment 16. You disclose the risk regarding your inability to continue as a going concern only if you do not commence business operations or enter into a business combination in the short-term. It appears that there may be a risk concerning your inability to continue as a going concern both if you do and do not commence business operations or enter into a business combination. Please revise your risk factor to discuss all relevant risks.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

8. Please revise your disclosure to provide the information required by Item 403 of Regulation S-K "as of the most recent practicable date."

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

9. We note your additional disclosure in response to our prior comment 22 and reissue our comment in part. Please revise your description of Mr. Ferrentino to indicate the month and year for which he began and ended each position listed in the description of his business experience.   Please see Item 401(e)(1) of Regulation S-K.

10. We have reviewed your response to prior comment 23, and we are reissuing the comment. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Waligunda, Wilson and Ferrentino should serve as a directors of the company in light of the company's business and structure.

Item 6. Executive Compensation, page 16

11. You have revised your disclosure in this amendment no. 1 to Form 10, to only disclose the compensation of your "sole officer and director." Based on your disclosure on page 14, Messrs. Waligunda, Wilson and Ferrentino have each served as your officers and/or directors since September 2008. Please expand your disclosure to disclose the information required by Item 402 of Regulation S-K for each of your officers and directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

12. We have reviewed your response to prior comment 24. Please revise your disclosure as follows:
    - Please identify the "legal, accounting and preparation" expenses paid by management on behalf of the company;
    - Please expand your disclosure to include the amounts paid by each member of management and all additional information as required by Item 404(a) of Regulation S-K; and
    - Please delete your reference to $120,000 as this is not the threshold for disclosure for your company, see Item 404(d) of Regulation S-K.

Part II

Item 1. Market for Common Equity and Related Stockholder Matters

b. Holders, page 19

13. Please update your disclosure to disclose the approximate number of holders of each class of common equity as of the latest practicable date.

Item 6. Financial Statements and Supplementary Data, page 20

14. Please delete the statement "PLEASE ENTER ACCOUNTING FIRM FINANCIAL STATEMENTS AND AUDIT HERE, BELOW IS JUST EXAMPLE OF INFORMATION EXPECTED" from your heading and update your financial information pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director